Exhibit 99.10

THIS STANDSTILL AGREEMENT is made as a deed (this “Deed”) on 24th day of July, 2023

BETWEEN:

(1)	RENEW ENERGY GLOBAL PLC, a public limited company incorporated in England and Wales with registered number 13220321 and having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB (the “Company”);

(2)	CANADA PENSION PLAN INVESTMENT BOARD, a Canadian crown corporation organized and validly existing under the Canada Pension Plan Investment Board Act, 1997, c.40 and having its registered office at One Queen Street East, Suite 2500, Toronto, ON, M5C 2W5, Canada (“CPPIB”);

THE PARTIES AGREE:

Definitions and Interpretation

1.            In this Deed, unless as otherwise set forth below, capitalised terms not defined herein shall have the meanings ascribed to them in the Shareholders’ Agreement:

acting in concert shall be construed as Persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate to obtain or consolidate control of a company, to acquire or control any interest in relevant securities or any voting rights of a company, or to frustrate the successful outcome of an offer for a company, and act in concert shall be construed accordingly;

interest in shares or securities shall be construed as having long economic exposure, whether absolute or conditional, to changes in the price of shares or securities, excluding persons who only have a short position in shares or securities;

Shareholders’ Agreement means the shareholders agreement of the Company dated 23 August 2021, by and among each of the Parties (as defined therein), as amended by Amendment No. 1 and 2 to Shareholders Agreement and as may be further amended from time to time; and

Standstill Period means the period commencing on the date of this Deed and ending on the earlier of (a) the 36 months anniversary of the date of this Deed, and (b) any of the events set forth in paragraph 3 occurring, on the terms and conditions of the relevant sub-paragraph.

Standstill

2.            During the Standstill Period, without the prior written consent of the Company, CPPIB shall not, and shall cause each of its Affiliates not to, directly or indirectly and either alone or jointly, acquire, offer or propose to acquire, or enter into any agreement to acquire any interest in any Class A Shares (or rights or options to acquire any Class A Shares), or any securities convertible into or exchangeable for Class A Shares.

3.	The restrictions in paragraph 2 shall cease to apply and terminate:

(a)	immediately if the Shareholders’ Agreement is terminated (unless CPPIB has retained its rights to appoint more than one Director to the Board through the Articles), or amended in a manner that adversely affects the rights of CPPIB to appoint more than one Director to the Board;

(b)	immediately if the Articles are amended in a manner that adversely affects the rights of CPPIB to appoint more than one Director to the Board;

(c)	three (3) months following the time that CPPIB loses its entitlement to appoint more than one Director to the Board or irrevocably waives in writing its right to appoint more than one Director to the Board;

(d)	immediately if a third party which is not acting in concert with CPPIB announces an offer to acquire any Class A Shares pursuant to a scheme of arrangement or takeover offer under the Act, which is recommended by the Board (including any special committee established by the Board);

(e)	immediately if a third party which is not acting in concert with CPPIB announces an offer to acquire any Class A Shares pursuant to a takeover offer that is not recommended by the Board, but only for the purpose of launching an offer (through a scheme of arrangement or a takeover offer) to acquire Class A Shares of the Company, with a minimum tender/purchase condition of 50% + 1 shares (including shares already owned by CPPIB, its Affiliates and any third party acting in concert with CPPIB), it being understood that should the Company, following the expiration of any such third party offer and CPPIB offer, remain a listed Company with no single party (together with its Affiliates and third parties acting in concert) owning more than 50% of its Class A shares, the Standstill Period shall continue on its terms and conditions as set forth herein;

(f)	immediately if a third party which is not acting in concert with CPPIB agrees with the Company to acquire substantially all of the assets of the Company; or

(g)	immediately on the date on which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that is not an Affiliate of, or acting in concert with, CPPIB acquires the beneficial ownership (as defined under the Exchange Act) of more than fifty percent (50%) of the Equivalent Outstanding Voting Beneficial Shares.

4.	The provisions of paragraph 2 shall not apply to:

(a)	the acquisition, offer or proposal to acquire or agreement to acquire by CPPIB or its Affiliates of interests in Class A Shares pursuant to the existing pre-emption rights set out in the Articles;

(b)	the acquisition by CPPIB, its Affiliates and / or any third parties acting in concert with CPPIB of interests in Class A Shares or other securities of the Company pursuant to, or any offer or proposal or agreement entered into by CPPIB, its Affiliates and / or any third party acting in concert with CPPIB in connection with or in furtherance of, a scheme of arrangement or takeover offer under the Act, which is or will be recommended by a special committee of independent directors of the Board, established by the Board; or

(c)	the acquisition, offer or proposal to acquire or agreement to acquire by CPPIB’s (i) operating or portfolio companies, or investee companies, or (ii) investment funds or vehicles, third-party fund managers, connected fund managers or principal traders, of interest in Class A Shares, in the case of clause (ii), (x) in the normal course of that Person’s investment or advisory business unrelated to CPPIB’s investment in the Company or the matters set forth herein, and (y) provided that such investment funds or vehicles, third-party fund managers, connected fund managers or principal traders have absolute discretion regarding dealing, voting and acceptance decisions relating to any investment made on behalf of CPPIB, have not been directed or instructed, directly or indirectly, by CPPIB to acquire or if and how to vote Class A Shares, have not received any of the Company’s Confidential Information from CPPIB and are not acting in concert with CPPIB.

General

5.            The provisions of clauses 5.2 (Notices), 5.3 (Amendment; Waiver), 5.7 (Governing Law; Jurisdiction), 5.8 (Specific Performance), 5.9 (Entire Agreement), 5.10 (Severability), 5.13 (Counterparts) and 5.17 (Agent for Service of Process) of the Shareholders’ Agreement shall apply to this Deed as if set out in this Deed in full, with references to “this Agreement” in the Shareholders’ Agreement being deemed to be references to this Deed, and references to “Investor” in the Shareholders’ Agreement being deemed to be references to CPPIB in this Deed.

IN WITNESS WHEREOF this Deed has been duly executed and delivered as a deed on the date first stated above.

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EXECUTED AND DELIVERED AS A DEED FOR AND ON BEHALF OF
RENEW ENERGY GLOBAL PLC
acting by

/s/ Sumant Sinha
Authorised Signatory

Name:	Sumant Sinha
Designation:	Chairman and CEO
Date:	24th July 2023

in the presence of:

/s/ Vikash Jain

Name of witness	Vikash Jain
Occupation:	Service

EXECUTED AND DELIVERED AS A DEED FOR AND ON BEHALF OF
CANADA PENSION PLAN INVESTMENT BOARD

By

/s/ Bill Rogers
Authorised Signatory

Name:	Bill Rogers

/s/ Bianca Ziccarelli
Authorised Signatory

Name:	Bianca Ziccarelli